Exhibit 1

P R E S S R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen, VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share

Or Yehuda, Israel – July 29, 2025 - AudioCodes (NASDAQ: AUDC) Press Release

Second Quarter Highlights

●	Quarterly revenues increase by 1.3% year-over-year to $61.1 million;

●	Quarterly service revenues increased by 1.9% year-over-year to $32.6 million;

●	GAAP results:

○	Quarterly GAAP gross margin was 64.1%;

○	Quarterly GAAP operating margin was 4.3%;

○	Quarterly GAAP EBITDA was $3.6 million;

○	Quarterly GAAP net income was $0.3 million, or $0.01 per diluted share.

●	Non-GAAP results:

○	Quarterly Non-GAAP gross margin was 64.5%;

○	Quarterly Non-GAAP operating margin was 7.2%;

○	Quarterly Non-GAAP EBITDA was $5.2 million;

○	Quarterly Non-GAAP net income was $4.1 million, or $0.14 per diluted share.

●	Net cash provided by operating activities was $7.7 million for the quarter.

●	AudioCodes repurchased 715,732 of its ordinary shares during the quarter at an aggregate cost of $6.6 million.

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 1 of 10

Details

AudioCodes, a leading provider of unified communications voice, contact center and conversational AI applications and services for enterprises, today announced its financial results for the second quarter ended June 30, 2025.

Revenues for the second quarter of 2025 were $61.1 million compared to $60.3 million for the second quarter of 2024.

EBITDA for the second quarter of 2025 was $3.6 million compared to $6.2 million for the second quarter of 2024.

On a Non-GAAP basis, EBITDA for the second quarter of 2025 was $5.2 million compared to $8.3 million for the second quarter of 2024.

Net income was $0.3 million, or $0.01 per diluted share, for the second quarter of 2025 compared to net income of $3.8 million, or $0.12 per diluted share, for the second quarter of 2024.

On a Non-GAAP basis, net income was $4.1 million, or $0.14 per diluted share, for the second quarter of 2025 compared to $5.5 million, or $0.18 per diluted share, for the second quarter of 2024.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; (iv) tax impact which relates to our Non-GAAP adjustments; and (v) in Q1 2024 non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $7.7 million for the second quarter of 2025. Cash and cash equivalents, short-term bank deposits, long and short-term marketable securities and long-term financial investments were $95.3 million as of June 30, 2025 compared to $93.9 million as of December 31, 2024. The increase in cash and cash equivalents, short-term bank deposits, long and short-term marketable securities and long-term financial investments was the result of cash generated from operating activities. This was partially offset by use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during the first quarter.

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 2 of 10

“I am pleased to report solid second quarter 2025 progress and results. Second quarter top-line growth was fueled mainly by growth of our Live managed services in the UCaaS and CX markets coupled with cross-selling our AI-powered business applications,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

We saw strong demand in UC, CX, and conversational AI, with Microsoft business rising 6.5% this quarter. Conversational AI remains a key growth area, supporting our 40%-50% segment growth outlook for 2025. Live managed services also grew, driving Annual Recurring Revenues (ARR) to $70 million, a 25% year-over-year increase.

This quarter, we launched Live Platform, our integrated UCaaS and CX solution. With Webex Calling certification and Live CX services, it now supports comprehensive UC and CX features for all major global UCC vendors.

In Conversational AI, we launched the Meeting Insights On-Prem (Mia OP) solution, which delivers secure meeting intelligence for enterprises detached from the cloud and/or the internet. Designed primarily for sectors like government, defense, healthcare, and finance, Mia OP has active customers in Israel with a growing number of proof-of-concept trials underway. The team is expanding international outreach and has received positive feedback from industry analysts.

Operationally, we experienced increased expenses due to the implementation of new tariffs on US imports amounting to $1 million additional costs as well as a significant rise in costs within EMEA region driven by the strengthening of the Euro against the US dollar. These two factors impacted our net income generation in the quarter.

Overall, we delivered on our business priorities in the quarter, making the necessary investments in product and sales with an eye towards accelerating our growth in revenues in our Conversational AI products and solutions. We believe these investments position us well for an improved top-line growth in the medium term,” concluded Mr. Adlersberg.

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 3 of 10

Share Buy Back Program

During the quarter ended June 30, 2025, the Company acquired 715,732 of its ordinary shares under its share repurchase program for a total consideration of $6.6 million.

In July 2025, the Company received court approval in Israel to purchase up to an aggregate amount of $20 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through December 30, 2025.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 20 cents per share. The aggregate amount of the dividend is approximately $5.7 million. The dividend is payable on August 28, 2025, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 14, 2025.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Board.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company’s second quarter of 2025 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one of the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 4 of 10

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a global leader in unified communications voice, contact center and conversational AI services and solutions for enterprises, enabling them to improve their customer experience (CX) and employee experience (EX) through enhanced communications and collaboration. Powered by AI, AudioCodes offers a comprehensive range of products, applications and SaaS services that provide seamless interoperability with the world’s leading unified communications as a service (UCaaS) and contact center as a service (CCaaS) platforms, including Microsoft Teams, Webex, Zoom, Genesys and many others. Enterprises across the world, including 65 Fortune 100 companies, leverage AudioCodes expertise to enhance their productivity, collaboration, business process automation & intelligence, compliance and customer interaction. AudioCodes’ global reach is achieved via its expert sales and support teams and its worldwide community of certified resellers, integrators and service providers.

For more information on AudioCodes, visit http://www.audiocodes.com.

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; the effects of the current terrorist attacks by Hamas in Israel, and the war and hostilities between Israel and Hamas, and Israel and Hezbollah as well as the possibility that this could develop into a broader regional conflict involving Israel with other parties, may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and other factors detailed in AudioCodes’ filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2025 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 5 of 10

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$62,619	$58,749
Short-term bank deposits	228	210
Short-term marketable securities	16,365	3,426
Trade receivables, net	58,567	56,016
Other receivables and prepaid expenses	17,456	13,012
Inventories	26,390	31,463
Total current assets	181,625	162,876

LONG-TERM ASSETS:
Long-term Trade receivables	$16,338	$15,753
Long-term marketable securities	12,725	28,518
Long-term financial investments	3,341	3,008
Deferred tax assets	9,340	9,838
Operating lease right-of-use assets	30,702	32,534
Severance pay funds	19,105	18,004
Total long-term assets	91,551	107,655

PROPERTY AND EQUIPMENT, NET	28,873	27,321

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,783	38,049

Total assets	$339,832	$335,901

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	7,538	7,543
Other payables and accrued expenses	26,737	25,823
Deferred revenues	43,480	38,438
Short-term operating lease liabilities	6,194	5,954
Total current liabilities	83,949	77,758

LONG-TERM LIABILITIES:
Accrued severance pay	$17,564	$16,387
Deferred revenues and other liabilities	19,187	19,434
Long-term operating lease liabilities	31,057	30,508
Total long-term liabilities	67,808	66,329

Total shareholders’ equity	188,075	191,814
Total liabilities and shareholders’ equity	$339,832	$335,901

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenues:
Products	$56,290	$56,897	$28,515	$28,347
Services	65,162	63,482	32,563	31,956
Total Revenues	121,452	120,379	61,078	60,303
Cost of revenues:
Products	21,936	22,743	10,919	10,918
Services	21,258	19,494	11,035	9,910
Total Cost of revenues	43,194	42,237	21,954	20,828
Gross profit	78,258	78,142	39,124	39,475
Operating expenses:
Research and development, net	25,899	27,114	12,873	13,181
Selling and marketing	38,376	34,820	19,815	17,453
General and administrative	7,738	7,991	3,836	3,905
Total operating expenses	72,013	69,925	36,524	34,539
Operating income	6,245	8,217	2,600	4,936
Financial income (expenses), net	522	419	(1,194)	396
Income before taxes on income	6,767	8,636	1,406	5,332
Taxes on income, net	(2,445)	(2,779)	(1,100)	(1,558)
Net income	$4,322	$5,857	$306	$3,774
Basic net earnings per share	$0.15	$0.19	$0.01	$0.12
Diluted net earnings per share	$0.15	$0.19	$0.01	$0.12
Weighted average number of shares used in computing basic net earnings per share (in thousands)	29,202	30,337	28,877	30,341
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	29,699	30,764	29,353	30,735

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended			Three months ended
	June 30,			June 30,
	2025	2024		2025	2024
	(Unaudited)			(Unaudited)
GAAP net income	$4,322	$5,857		$306	$3,774
GAAP net earnings per share	$0.15	$0.19		$0.01	$0.12
Cost of revenues:
Share-based compensation (1)	225	175		130	96
Amortization expenses (2)	244	244		122	122
Lease expenses (5)	-	304		-	-
	469	723		252	218
Research and development, net:
Share-based compensation (1)	729	1,171		380	579
Lease expenses (5)	-	342		-	-
	729	1,513		380	579
Selling and marketing:
Share-based compensation (1)	1,221	1,472		652	749
Amortization expenses (2)	22	22		11	11
Lease expenses (5)	-	38		-	-
	1,243	1,532		663	760
General and administrative:
Share-based compensation (1)	1,101	1,434		526	692
Lease expenses (5)	-	76		-	-
	1,101	1,510		526	692
Financial expenses (income):
Exchange rate differences (3)	918		)809(	1,953	(445)

Income taxes:
Taxes on income, net (4)	-	422		-	(49)
Non-GAAP net income	$8,782	$10,748		$4,080	$5,529
Non-GAAP diluted net earnings per share	$0.29	$0.34		$0.14	$0.18
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	30,422	31,561		30,120	31,552

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(4)	Tax impact which relates to our non-GAAP adjustments.
(5)	In Q1 2024, non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$4,322	$5,857	$306	$3,774
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,913	1,784	959	1,261
Amortization of marketable securities premiums and accretion of discounts, net	197	615	93	301
Decrease (increase) in accrued severance pay, net	76	(479)	(57)	(369)
Share-based compensation expenses	3,276	4,252	1,688	2,116
Decrease (increase) in deferred tax assets, net	307	64	(312)	850
Cash financial loss (income), net	22	154	(31)	69
Decrease in operating lease right-of-use assets	2,199	3,557	1,453	1,168
Increase (decrease) in operating lease liabilities	422	(3,435)	1,965	(1,324)
Decrease (increase) in trade receivables, net	(3,136)	(3,767)	(3,922)	(6,083)
Decrease (increase) in other receivables and prepaid expenses	(4,444)	235	(6,827)	(305)
Decrease in inventories	4,976	5,947	2,121	2,689
Increase (decrease) in trade payables	87	(2,454)	1,376	(2,220)
Increase (decrease) in other payables and accrued expenses	6,750	(1,605)	9,345	127
Increase (decrease) in deferred revenues	4,215	1,365	(432)	(4,945)
Net cash provided by (used in) operating activities	21,182	12,090	7,725	(2,891)
Cash flows from investing activities:
Proceeds from short-term deposits	(18)	6	(19)	2
Proceeds from financial investment	178	47	65	26
Proceeds from redemption of marketable securities	3,200	3,450	-	2,950
Purchase of financial investments	(442)	-	-	-
Purchase of property and equipment	(3,259)	(15,263)	(1,785)	(8,478)
Net cash used in investing activities	(341)	(11,760)	(1,739)	(5,500)

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(11,818)	(4,754)	(6,610)	(1,170)
Cash dividends paid to shareholders	(5,326)	(5,453)	-	-
Proceeds from issuance of shares upon exercise of options	173	180	110	-
Net cash used in financing activities	(16,971)	(10,027)	(6,500)	(1,170)

Net increase (decrease) in cash, cash equivalents, and restricted cash	3,870	(9,697)	(514)	(9,561)
Cash, cash equivalents and restricted cash at beginning of period	58,749	30,546	63,133	30,410
Cash, cash equivalents and restricted cash at end of period	$62,619	$20,849	$62,619	$20,849

AudioCodes Reports Second Quarter 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 10 of 10